Corporate Office
130 Wilton Road
London SW1V 1LQ

Telephone: 020 7834 9449
Fax: 020 7932 6699

Investor Relations

Direct Tel: 020 7932 6692
Direct Fax: 020 7932 6783

BAA

17 May 2006

US Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, NE
Washington DC 20549
USA
Mailstop: Room 3628


06013654

Dear Sirs

BAA plc (File No 82-3372) 12g3-2(b) Exemption

Please find enclosed information and/or documents furnished by or on behalf of BAA plc (file no 82-3372) under paragraph (b)(1)(iii) of Rule 12g3-2, which information shall not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the US Securities Exchange Act of 1934.

To confirm receipt please fax the attached sheet to the number indicated. Thank you.

Yours faithfully

pp **Sue Welch**
Assistant Company Secretary

To: Sue Welch
Assistant Company Secretary
BAA plc
130 Wilton Road
London
SW1V 1LQ

Fax: +44 20 7932 6700

From: US Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, NE
Washington DC 20549
USA
Mailstop:3628

Re: SEC notification 17 May 2006

BAA plc (File No 82-3372) 12g3-2(b) Exemption
SIP 15 May 2006

This is to confirm receipt of the information and/or documents furnished referenced above by or on behalf of BAA plc (file no 82-3372) under paragraph (b)(1)(iii) of Rule 12g3-2, which information shall not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the US Securities Exchange Act of 1934.

____
Signed

____
Name

____
Date

Director/PDMR Shareholding

BAA plc ("BAA") - Notification of change in directors' and senior executives' interests in shares reportable under FSA Disclosure Rule 3.1.2
Acquisition of shares under the BAA Share Incentive Plan

In accordance with Disclosure Rule 3.1.4R(1), I hereby give notice that BAA has on 16 May 2006 been advised that on 15 May 2006, the Trustee of the BAA Share Incentive Plan acquired the following number of BAA 100p ordinary shares at £8.3700 per share on behalf of the following directors and senior executives:

Director	Number of shares	Senior Executives	Number of shares
Mr M Clasper	14	Paul Griffiths	15
Mrs M Ewing	14	Terry Morgan	14
Mr M Temple	14	Duncan Garrood	15
Mr T Ward	14	Colin Hargrave	14
		Andrew Jurenko	14
		Richard Rundle	14

17 May 2006


RECEIVED

BAA plc

Corporate Office
130 Wilton Road
London SW1V 1LQ

Telephone: 020 7834 9449
Fax: 020 7932 6699

Investor Relations

Direct Tel: 020 7932 6692
Direct Fax: 020 7932 6783


BAA

17 May 2006

US Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, NE
Washington DC 20549
USA
Mailstop: Room 3628

Dear Sirs

BAA plc (File No 82-3372) 12g3-2(b) Exemption

Please find enclosed information and/or documents furnished by or on behalf of BAA plc (file no 82-3372) under paragraph (b)(1)(iii) of Rule 12g3-2, which information shall not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the US Securities Exchange Act of 1934.

To confirm receipt please fax the attached sheet to the number indicated. Thank you.

Yours faithfully

pp **Sarah Hunter**
Head of Investor Relations

To: Sarah Hunter
Head of Investor Relations
BAA plc
130 Wilton Road
London
SW1V 1LQ

Fax: +44 20 7932 6783

From: US Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, NE
Washington DC 20549
USA
Mailstop:3628

Re: SEC notification 17 May 2006

BAA plc (File No 82-3372) 12g3-2(b) Exemption

This is to confirm receipt of the information and/or documents furnished referenced above by or on behalf of BAA plc (file no 82-3372) under paragraph (b)(1)(iii) of Rule 12g3-2, which information shall not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the US Securities Exchange Act of 1934.

____

Signed

____

Name

____

Date


BAA

News release

Immediate Release

17 May 2006

Budapest Airport Traffic for April 2006

Budapest Airport handled 684,370 passengers in April, a 7.9% or 50,020 passenger increase on the same month in 2005. For the 12 months to April 2006, total passenger traffic reached 8.24 million a 17.8% rise over the same period last year.

The number of passengers travelling by no-frills airlines reached 197,766, a 2.4% rise. In the year ended April 2006, Budapest handled 2.29 million no-frills passengers.

The number of air transport movements in April 2006 decreased by 1.3%, to 10,263 movements, compared with the same period last year. In the 12 months to April 2006, Budapest handled 126,690 air transport movements, a rise of 5.8% on the previous 12-month period.

Growth was driven by the late Easter holiday. During the four day holiday 79,038 passengers travelled through Budapest Airport, a 10.2% rise compared to Easter 2005. The total results of March and April, which eliminates the effect of Easter, showed a 5.2% rise in 2006 on the previous year.

Cargo traffic in April totalled 6.913 tonnes, a 15.8% rise on the same period last year. During the past 12 months, cargo traffic reached 77.587 tonnes, a 1% decrease compared with the same period in 2005.

Heathrow Gatwick Stansted Glasgow Edinburgh Aberdeen Southampton Naples Budapest

Corporate Affairs, 130 Wilton Road, London SW1V 1LQ
T +44 (0)20 7932 6654 F +44 (0)20 7932 6659
www.baa.com





Budapest Airport, traffic figures, April 2006

	April 2006	% Change Apr 05 to Apr 06	12 months to April 2006	% Change
Passengers (000s)	684.4	+7.9%	8,238.6	+17.8%
Scheduled passengers	654.2	15.2%	7.586	+20.6%
of which low-cost passengers	*197.8*	+2.4%	*2,289*	+49.2%
Charter passengers	30.2	-8.9%	652.5	-7.4%
Transfer passengers (000s)	59.9	+16.3%	754.9	+24.5%
Air transport movements	10.263	-1.3%	126.960	+5.8%
Cargo (tonnes)	6,913.1	+15.8%	77,586.9	-1%

Traffic figures, including passenger numbers and cargo tonnage, are not necessarily an indication of the financial performance of the Group and should not be considered in isolation; many other factors and events can impact the Group's operations and results. For the avoidance of doubt, traffic figures do not constitute a forecast of the profits of the Group.

For further information on BAA plc see www.baa.com

\- Ends -

Media enquiries: **Duncan Bonfield, BAA plc**
Tel: +44 (0)20 7932 6831

City enquiries: **Sarah Hunter, BAA plc**
Tel: +44 (0)20 7932 6692